Exhibit 1.1

ERYTECH PHARMA Corporation with a board of directors and a capital of 3,101,855.30 Euros Head office: 60 avenue Rockefeller (69008) Lyon 479 560 013 Lyon Trade and Companies Register

BYLAWS

/s/Gil Beyen

Updated on 17 December 2021

True copy certified by the Chief Executive Officer

Gil BEYEN

SECTION I

FORM - NAME - CORPORATE PURPOSE
HEAD OFFICE - DURATION

ARTICLE 1. FORM

The Company was established in the form of a French simplified limited company, by way of a private deed in Lyon on October 26, 2004.
The company was transformed into a corporation by decision of the Extraordinary General Meeting of September 29, 2005.
It exists and is shared between the owners of shares created after this date and all future shareholders, and is governed by laws and regulations in force, as well as by the present articles of incorporation.

ARTICLE 2. NAME

The Company’s name is:
ERYTECH PHARMA

In all deeds and documents created by the Company and intended for third parties, its name shall be immediately preceded or followed by the words “Société Anonyme” or the abbreviation “SA” and a declaration of its capital stock, head office, and registration number in the trade and companies register.

ARTICLE 3. CORPORATE PURPOSE

The Company has the purpose, in France and in any country, of:

–The research, manufacture, import, distribution, and marketing of experimental drugs, drugs, devices, and medical equipment;

–the provision of all advisory services associated therewith;

and generally, all financial, commercial, industrial, civil, property, or security-related transactions, such as may directly or indirectly relate to one of the purposes specified or such as may facilitate their fulfillment.

The Company may act directly or indirectly and perform all these operations in any country, on its own behalf and on behalf of third parties, either alone or with third parties in a joint venture, association, grouping, or company, through the creation of new companies, contributions, partnerships, subscription, purchase of company securities or rights, merger, alliance, joint venture companies, or the obtaining or provision, under lease or management, of any assets and rights or other items.

ARTICLE 4. HEAD OFFICE - BRANCHES

The Company’s head office is located at: 60, avenue Rockefeller (69008) LYON.

It may be transferred to any location within the same French département or to a neighboring département by way of a simple decision of the Board of Directors, subject to the ratification this decision by the next ordinary general meeting, and to any other location by virtue of a decision by an extraordinary general meeting, subject to legal provisions in force.
In the event of a transfer decided on by the Board of Directors in conformity with the law, the Board is authorized to modify the articles of incorporation accordingly.

ARTICLE 5. DURATION - FINANCIAL YEAR

The Company’s duration is set at 99 years from the date of its registration in the Trade and Companies Register, save in the event of extension or early dissolution.

The financial year begins on January 1 and ends on December 31.

SECTION II

CAPITAL - SHARES

ARTICLE 6. ESTABLISHMENT OF THE CAPITAL

All the original shares constituting the initial capital represent cash contributions and have been fully paid up, as showing on the certificate issued by the Banque Populaire Loire et Lyonnais – Agence Lyon Monplaisir, custodian of the funds.
The total amount paid by the shareholders, i.e., thirty-nine thousand, two hundred and sixteen (39,216) Euros, has been deposited into an account in the Company’s name at this bank.
In accordance with a resolution by the Combined General Meeting of December 31, 2004, the capital stock was increased to 41,770 Euros through the creation and issue of 2,554 new shares paid up in cash, for a nominal amount of 1 Euro each, fully paid up upon subscription.
In accordance with a resolution by the Extraordinary General Meeting of September 29, 2005, the capital stock was increased to 51,020 Euros through the creation and issue (i) of 6,266 new shares pursuant to share subscription warrants with a nominal value of 1 Euro each, which was fully paid up upon subscription, and (ii) 2,984 new shares paid up in cash, for a nominal value of 1 Euro each, fully paid up upon subscription.
In accordance with an Executive Board decision of October 3, 2006, the Company’s capital stock was increased by 13,127 Euros through the issue of 13,127 class “P” shares with a nominal value of 1 Euro, fully paid up upon subscription.
In accordance with an Executive Board decision of December 21, 2006, the Company’s capital stock was increased by 17,353 Euros through the issue of 17,353 class “O” shares with a nominal value of 1 Euro, fully paid up upon subscription.
In accordance with a resolution by the Combined General Meeting of December 22, 2006, the Company’s capital stock was increased by 54,333 Euros, through the issue of 54,333 class “A” shares with a nominal value of 1 Euro, fully paid up upon subscription.
In accordance with an Executive Board decision of January 23, 2008, the Company’s capital stock was increased by an amount of 54,333 Euros, through the creation of 54,333 new class A shares with a nominal value of 1 Euro, fully paid up upon subscription.
In accordance with an Executive Board decision of January 15, 2009, the Company’s capital stock was increased by an amount of 54,333 Euros, through the creation of 54,333 new class A shares with a nominal value of 1 Euro, fully paid up upon subscription.
In accordance with an Executive Board decision of July 16, 2010, the Company’s capital stock was increased by an amount of 63,283 Euros, through the creation of 63,283 new class A shares with a nominal value of 1 Euro, fully paid up upon subscription.
In accordance with an Executive Board decision of July 29, 2010, the Company’s capital stock was increased by an amount of 7,573 Euros, through the creation of 7,573 new class A shares with a nominal value of 1 Euro, fully paid up upon subscription.
In accordance with a resolution by the Combined General Meeting of April 2, 2013, all the share classes were canceled and the existing preferential shares were all converted into common shares. As such, the Company’s shares are all common shares.
In this same meeting, the nominal value of the Company’s shares was divided by 10.
In accordance with Executive Board decisions of April 30, 2013 recognizing the listing of the Company’s shares on the market NYSE Euronext Paris, the convertible bonds issued by the Company were converted into new shares. The Company’s capital stock was increased by an amount of 86,206.80 Euros, from 315,355 Euros to 401,561.80 Euros through the issue of 862,068 shares with a nominal value of 0.10 Euro.
In accordance with resolutions of the Combined General Meeting of April 2, 2013 granting delegations of power to the Executive Board, and in accordance with Executive Board decisions of April 4, 2013, April 12, 2013, and April 30, 2013 making use of these delegations, the capital stock was increased by an amount of 152,433.40 Euros, from 401,561.80 Euros to 553,995.20 Euros, through the issue of 1,524,334 shares with a nominal value of 0.10 Euro.
In accordance with resolutions of the Combined General Meeting of May 21, 2012 granting delegations of power to the Executive Board/Board of Directors, and in accordance with Board of Directors’ decisions of July 18, 2013 making use of these delegations, the capital stock was increased by an amount of 816 Euros, from 553,995.20 Euros to 554,811.20 Euros, through the issue of 8,160 shares with a nominal value of 0.10 Euro.
In accordance with resolutions of the Combined General Meeting of May 21, 2012 granting delegations of power to the Executive Board/Board of Directors, and in accordance with Board of Directors’ decisions of December 3, 2013 making use of these delegations, the capital stock was increased by an amount of 1,084 Euros, from 554,811.20 Euros to 555,895.20 Euros, through the issue of 10,840 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Combined General Meeting of May 21, 2012 granting delegations of power to the Executive Board/Board of Directors, and in accordance with Board of Directors’ decisions of May 5, 2014 making use of these delegations, the capital stock was increased by an amount of 762 Euros, from 555,895.20 Euros to 556,657.20 Euros, through the issue of 7,620 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Extraordinary General Meeting of May 21, 2012 and the Combined General Meeting of June 17, 2014 granting delegations of power to the Executive Board/Board of Directors, and in accordance with the Board of Directors’ decisions of December 4, 2014 making use of these delegations, the capital stock was increased by an amount of 131,618.90 Euros, from 556,657.20 Euros to 688,276.10 Euros, through the issue of 1,316,189 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Extraordinary General Meeting of May 21, 2012 granting delegations of power to the Executive Board/Board of Directors, and in accordance with the Board of Directors’ decisions of June 23rd, 2015 making use of these delegations, the capital stock was increased by an amount of 653.00 Euros, from 688,276.10 Euros to 688,929.10 Euros, through the issue of 6,530 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Combined General Meeting of May 21, 2012 and the Extraordinary General Meeting of April 2nd, 2013 granting delegations of power to the Executive Board/Board of Directors, and in accordance with the Board of Directors’ decisions of December 2nd, 2015 making use of these delegations, the capital stock was increased by an amount of 1,375 Euros, from 688,929,10 Euros to 690,304.10 Euros, through the issue of 13,750 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Combined General Meeting of May 21, 2012 and the Extraordinary General Meeting of April 2nd, 2013 granting delegations of power to the Executive Board/Board of Directors, and in accordance with the Board of Directors’ decisions of December 2nd, 2015 making use of these delegations, the capital stock was increased by an amount of 649 Euros, from 690,304.10 Euros to 690,953.10 Euros, through the issue of 6,490 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Combined General Meeting of June 23, 2015 granting delegations of power to the Board of Directors and in accordance with the Board of Directors’ decisions of December 2nd, 2015 and with the Chief Executive Officer’s decisions of December 3rd, 2015 making use of these delegations, the capital stock was increased by an amount of 94,000 Euros, from 690,953.10 Euros to 784,953.10 Euros, through the issue of 940,000 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Combined General Meeting of May 21, 2012 granting delegations of power to the Executive Board/Board of Directors and in accordance with the Board of Directors’ decisions of January 10, 2016 making use of these delegations, the capital stock was increased by an amount of 7,508 Euros, from 784,953.10 Euros to 792,461.10 Euros, through the issue of 75,080 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Combined General Meeting of May 21, 2012 and the General Meeting of April 2nd, 2013 granting delegations of power to the Executive Board/Board of Directors and in accordance with the Board of Directors’ decisions of December 6, 2016 making use of these delegations, the capital stock was increased by an amount of 1,416 Euros, from 792,461.10 Euros to 793,877.10 Euros, through the issue of 14,160 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Combined General Meeting of June 24, 2016 granting delegations of power to the Executive Board/Board of Directors and in accordance with the Board of Directors’ decisions of January 8, 2017 making use of these delegations, the capital stock was increased by an amount of 79,387.70 Euros, from 793,877.10 Euros to 873,264.80 Euros, through the issue of 793,877 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Combined General Meeting of May 21, 2012 and the General Meeting of April 2nd, 2013 granting delegations of power to the Executive Board/Board of Directors and in accordance with the Board of Directors’ decisions of April 12, 2017 making use of these delegations, the capital stock was increased by an amount of 800 Euros, from 873,264.80 Euros to 874,064.80 Euros, through the issue of 8,000 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Combined General Meeting of June 24, 2016 granting delegations of power to the Executive Board/Board of Directors and in accordance with the Chief Executive Officer’s decision of April 19, 2017 making use of these delegations, the capital stock was increased by an amount of 300,000 Euros, from 874,064.80 Euros to 1,174,064.80 Euros, through the issue of 3,000,000 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Extraordinary General Meeting of April 2, 2013 granting delegations of power to the Executive Board/Board of Directors, and in accordance with the decision of the Board of Directors of November 6, 2017 making use of these delegations, the capital stock was increased by an amount of 500 Euros, from 1,174,064.80 Euros to 1,174,564.80 Euros through the issue of 5,000 shares with a nominal value of 0.10 Euro.

In accordance with the resolutions of the Combined General Meeting of April 2, 2013 and June 24, 2016 granting delegations of authority to the Board of Directors, and pursuant to the decision of the Board of Directors on November 6, 2017 making use of these delegations, the capital stock was increased by an amount of 877.4 Euros from 1,174,564.80 Euros to 1,175,442.20 Euros, through the issue of 8,774 shares with a nominal value of 0.10 Euros.

In accordance with resolutions of the Combined General Meeting of June 27, 2017 granting delegations of power to the Board of Directors and in accordance with the Chief Executive Officer’s decision of November 14, 2017 making use of these delegations, the capital stock was increased by an amount of 537,403.30 Euros, from 1,175,442.20 Euros to 1,712,845,50 Euros, through the issue of 5,374,033 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Combined General Meeting of June 27, 2017 granting delegations of power to the Board of Directors and in accordance with the Board of Directors’ decision of November 27, 2017 making use of these delegations, the capital stock was increased by an amount of 80,610.40 Euros, from 1,712,845,50 Euros to 1,793,455,90 Euros, through the issue of 806,104 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Extraordinary General Meeting of April 2, 2013 granting delegations of power to the Executive Board/Board of Directors, and in accordance with the decision of the Board of Directors of January 7, 2018 making use of these delegations the capital stock was increased by an amount of 300 Euros, from 1,793,455.90 Euros to 1,793,755.90 Euros, through the issue of 3,000 shares with a nominal value of 0.10 Euro.

In accordance with resolutions of the Extraordinary General Meeting of June 24, 2016 granting delegations of power to the Executive Board/Board of Directors and in accordance with the decision of the Board of Directors of March 9, 2018 making use of these delegations the capital stock was increased by an amount of 247,60 Euros, from 1,793,755.90 Euros to 1,794,003.50 Euros, through the issue of 2,476 shares with a nominal value of 0.10 Euro.

ARTICLE 7. CAPITAL STOCK

The Company’s share capital is set at three million one hundred and one thousand eight hundred and fifty-five euros and thirty cents (€ 3,101,855.30).

It is divided into thirty-three million eighteen thousand five hundred and fifty-three (33,018,553) shares with a nominal value of ten-euro cents (€0.10) each, all of the same class and all fully paid-up.

ARTICLE 8. IDENTIFICATION OF SHAREHOLDERS

The Company remains informed on the composition of its shareholding structure in accordance with the conditions established by law. To this end, it may make use of established legal provisions on the identification of bearers of securities such as grant an immediate or future voting right in general shareholders’ meetings.

ARTICLE 9. CROSSING OF THRESHOLDS

All shareholders who come to hold or cease to hold, directly or indirectly, alone or jointly with another person, a number of shares or similar securities representing a portion of the capital or voting rights established by law must inform the Company of this, in accordance with the conditions established by the law and regulations.

Shareholders who have not respected these provisions shall be deprived of the voting rights attached to the shares exceeding the portion that should have been declared. The loss of voting rights shall apply to all shareholders’ meetings held up to the expiry of a two-year period following the date on which the declaration was normalized.

ARTICLE 10. INCREASES IN SHARE CAPITAL

The share capital shall be increased by any means and according to any methods established by law.
An extraordinary general meeting, acting on a report by the Board of Directors, is the sole entity with competency to decide on a capital increase. It may delegate such competency or powers to the Board of Directors.
The shareholders have, proportionately to the amount of their shares, a preferential right to the subscription of shares issued by way of a cash contribution to perform a capital increase, a right that they may waive individually. An extraordinary general meeting may decide to withdraw this preferential subscription right under legally established conditions.
The right to the assignment of new shares to shareholders, following an incorporation of reserves, income, or issue premiums into the capital, belongs to the bare owner, without prejudice to the rights of the usufructuary.

ARTICLE 11. PAYMENT OF SHARES

All the original shares constituting the initial capital and representing cash contributions must be paid up in the amount of at least half their nominal value at the time of their subscription.
Shares subscribed during a cash-based capital increase must be paid up in the amount of at least one quarter of their nominal value at the time of their subscription and, where applicable, the entirety of the issue premium.
Payment of the remainder must take place on one or more occasions on the decision of the Board of Directors within a period of five years, i.e., this period starting on the day of registration in the Trade and Companies Register or, for a capital increase, on the day on which the capital increase became final.
Calls for funds shall be brought to the knowledge of subscribers by registered letter with confirmation of receipt sent at least fifteen days prior to the date established for each payment. Payments shall be made either at the head office or at any other location indicated to this end.
Any delays in the payment of sums owing on the share amount not paid up shall result, duly and without the need to proceed with any formalities whatsoever, in the payment of interest at the legal rate, starting on the due date, without prejudice to any personal action that the Company may exercise against the defaulting shareholder and the enforcement measures established by law.

ARTICLE 12. REDUCTION - AMORTIZATION OF THE SHARE CAPITAL

A reduction of the capital may be authorized or decided on in an extraordinary general meeting, which may delegate to the Board of Directors all powers to perform such reduction. In no case shall this harm the equal treatment of the shareholders.
A reduction in share capital for an amount below the legal minimum can only be decided pursuant to the suspensive condition of a capital increase intended to return the share capital to an amount at least equal to this minimum amount, except where the Company is transformed into another form of company.
In the event of non-compliance with these provisions, any interested parties may seek dissolution of the Company through the courts.
Nevertheless, the court cannot order its dissolution where, on the date on which it rules based on grounds, the situation has been normalized.
The capital may be liquidated in conformity with legal provisions. Liquidation of the capital may be decided in an extraordinary general meeting and must be performed using sums distributable in accordance with Article L. 232-11 of the Code of Commerce, by way of an equal reimbursement on each share of the same class. It shall not result in a reduction of the capital. Shares fully or partially liquidated shall lose the right to reimbursement at their nominal value, up to the amount of this liquidation. They shall retain all their other rights.

ARTICLE 13. SHARE TYPES

The shares are nominal, up to their full payment. When they are fully paid up, they may be nominal or bearer, as decided by the shareholders.
They shall give rise to the registration of an account opened pursuant to the conditions and methods established under current legal and regulatory provisions, by the issuing company or by a financial broker mentioned on paragraphs 2° to 7° of Article L.542-1 of the Code Monétaire et Financier.

ARTICLE 14. INDIVISIBILITY OF THE SHARES – BARE OWNERSHIP – USUFRUCT

Shares are indivisible in the eyes of the company. Indivisible co-owners of shares shall be represented in general meetings by one of the co-owners or by a joint representative of their choice. In default of an agreement between them on the choice of a representative, this representative shall be designated by order of the president of the commercial court, ruling in an interim order on the application of the co-owner first making such request.
The voting right attached to a share belongs to the usufructuary for ordinary general meetings and to the bare owner for extraordinary general meetings. However, the shareholders may agree amongst themselves on any other distribution for the exercise of a voting right in general meetings. In this case, they must bring their agreement to the knowledge of the Company by registered letter sent to the head office, the Company being required to respect this agreement for any general meetings held after the expiry of a one-month period following mailing of the registered letter, the postmark being considered proof of the mailing date.
The shareholder’s right to obtain the communication of company documents or to consult these documents may likewise be exercised by each co-owner of an undivided share, by the usufructuary, and the bare owner of shares.

ARTICLE 15. ASSIGNMENT AND TRANSFER OF SHARES

Shares can be freely traded, without prejudice to legal and regulatory provisions.
The ownership of shares issued in registered form shall result from their registration in the name of the owners on the registers held to this end. Shares that are designated as registered shares may only be traded on the market where they have first been placed in a management account with an authorized broker.
Shares that are not registered as necessarily being nominal may only be traded on the market where they are converted to bearer shares.
Ownership of bearer shares shall result from their registration in a bearer account with an authorized financial broker.
The assignment of nominal or bearer shares shall take place, with regard to third parties and the company, by an account-to-account transfer into the accounts of the issuing company or those of the authorized financial broker.
The transfer of shares, free or charge or following a death, shall likewise take place by an account-to-account transfer upon the provision of evidence supporting the change in legal conditions.

ARTICLE 16. RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES

Each share gives right to the profits, the company assets in a share proportional to the proportion of capital that it represents.
Except where the law or the articles of incorporation stipulate otherwise, each share confers on its owner a vote in the shareholders’ General Meetings.
All shareholders shall have the right to be informed of the Company’s performance and to obtain the communication of certain company documents at the times and in accordance with the conditions established by the law and regulations.
Shareholders shall only sustain losses up to the amount of their contributions.

The possession of a share requires due adherence to the decisions of general meetings and the present articles of incorporation. Assignment shall include all dividends matured and not paid or maturing in future, as well as any share in the reserve funds, save where provisions to the contrary are disclosed to the Company.
Whenever it is necessary to hold a certain number of shares to exercise a right, in the event of an exchange, regrouping, or assignment of title, or at the time of a capital increase or reduction, a merger, or any other operation, the shareholders holding a number of shares less than that required can only exercise these rights on the condition that they personally arrange to obtain the number of shares required.

SECTION III
ADMINISTRATION AND CONTROL OF THE COMPANY
ARTICLE 17. BOARD OF DIRECTORS

I. Appointment/removal of directors
The Company is governed by a Board of Directors composed of at least three members and at most eighteen members, without prejudice to the derogation established by law in the event of merger.
The Board of Directors is composed by seeking a balanced representation of women and men.
During the life of the Company, directors shall be appointed, renewed, or removed in ordinary general meetings. They may always be re-elected.
The duration of a director position is three (3) years; this position ends at the end of the Ordinary General Meeting called to rule on the annual financial statements for the year just ended and held during the year in which their term of office expires.
A person cannot be appointed as director where, having surpassed seventy-five years of age, this person’s appointment has the effect of bringing the number of Board members having surpassed this age to more than one-third of the number of directors. Where this limit has been exceeded, the oldest director shall be deemed as having duly resigned. A Director placed under administration shall also be deemed as having duly resigned.
Directors can be shareholders or non-shareholders of the Company.
A Company employee cannot be appointed director where his/her employment contract corresponds to an effective job. The number of directors tied to the Company by way of an employment contract cannot exceed one third of the directors in office.

II. Directors as legal persons
Directors may be natural persons or legal persons. In the latter case, upon its appointment, the legal person is required to designate a permanent representative, who is subject to the same conditions and obligations and who incurs the same civil and criminal liability as if this person was a director in his/her own name, without prejudice to the joint and several liability of the legal person that he/she represents. The permanent representative of a director as a legal entity is subject to the age conditions pertaining to directors as natural persons.
The term of office of the permanent representative designated by the legal person appointed as director is given to him/her for the duration of the latter’s term of office.
Where the legal person revokes the term of office of its permanent representative, the legal person is required to provide the Company, without delay and by registered letter, this revocation as well as the identify of its new permanent representative. The same is applicable in the event of the death or resignation of the permanent representative.
Designation of the permanent representative and discontinuation of his/her term of office are subject to the same publication formalities applicable as if he/she had been a director in his/her own name.

III. Vacancy, death, resignation
In the event of a vacancy, due to death or resignation, of one or more director positions, the Board of Directors may, between two general meetings, proceed with temporary appointments.
Where the number of directors has become lower than the legal minimum, the remaining directors shall immediately call an Ordinary General Meeting with a view to supplementing the Board’s numbers.
Temporary appointments made by the Board are subject to ratification at the next ordinary general meeting. In default of such ratification, the resolutions made and acts performed by the Board prior to this meeting shall no longer be considered valid.
In the event of absence of a director at more than four consecutive Board of Directors’ meetings, this director shall be considered as having duly resigned.

ARTICLE 18. ORGANIZATION OF THE BOARD

The Board of Directors shall elect a chairman from among its members, the chairman being a natural person, on penalty of invalidity of this appointment. It shall determine the chairman’s remuneration.
Any person older than seventy-five years of age may not be appointed chairman. Where the chairman in office comes to surpass this age, he/she shall be deemed as having duly resigned. The Chairman placed under administration shall also be deemed as having duly resigned.
The chairman is appointed for a duration that cannot exceed that of his/her director mandate. He/she may be re-elected. The Board of Directors may remove the chairman at any time.

The Board may likewise appoint a Vice President from among its members who are natural persons, and he/she shall preside over Board meetings in the Chairman’s absence.
The Board may designate, within a maximum limit of two, one or more observers who are natural persons, directors or otherwise, and who are 65 years of age at most at the day of their appointment.
These observers are appointed for a duration of two years.
These observer positions shall be fulfilled free of charge. The observers shall be summoned to all meetings of the Board of Directors, and shall take part in deliberations for consultation purposes only. In its relations with the Board of Directors, the observers shall perform a general mission of consultation and supervision.

ARTICLE 19. BOARD DELIBERATIONS

The Board of Directors shall meet as often as the Company’s interests so require, upon summons by its chairman or the managing director. Where the Board has not met for more than two months, at least one third of the directors may request that the chairman, who is bound by this request, call a Board of Directors’ meeting on a specific agenda.
Summonses shall be given by any means, including verbally.
Meetings shall take place either at the headquarters or at any other location indicated in the summons.
The Board may only validly deliberate where half of its directors are present.
Decisions shall be made by the majority of members present or represented.
In the event of a tie, the meeting Chairman’s vote shall carry the decision.

Pursuant to the provisions of internal rules established by the Board of Directors, for calculation of the quorum and the majority, the directors participating in a Board meeting by videoconference or other means of telecommunications allowing for identification of the participants and guaranteeing their effective participation shall be deemed present, in compliance with current regulations.
This provision is not applicable for decisions on the annual financial statements, the consolidated financial statements, and preparation of the annual report and the group’s annual report.
The Board of Directors can also make decisions by written consultation of the Directors in accordance with the conditions established by law.

ARTICLE 20. POWERS OF THE BOARD OF DIRECTORS

The Board of Directors determines the orientations of the Company’s activities and oversees their implementation, in accordance with its corporate interest and taking into consideration social and environmental issues of its activity. Without prejudice to the powers expressly assigned by law to the shareholders and within the limit of the corporate purpose, the Board of Directors is responsible for all matters relating to the successful operation of the Company and governs matters concerning the Company, through its resolutions.
In relations with third parties, the Company is committed by the actions of the Board of Directors including where not pertaining to the corporate object, except where it can prove that the third party knew that such action fell outside this purpose or that it could not be ignorant of such fact, given the circumstances, mere publication of the articles of incorporation not being sufficient to constitute such proof.
The Board of Directors shall perform the controls and verifications that it deems appropriate. Each director may arrange for the communication to him/her of all documents and information necessary to the fulfillment of his/her mission.
The Board of Directors may decide on the creation of a study committee responsible for studying matters that the Board of Directors or its Chairman submits to it.

ARTICLE 21. SENIOR MANAGEMENT

1 - Operating methods
General management is provided under its responsibility, by a natural person appointed by the Board of Directors and holding the title of managing director. This natural person may be the chairman of the Board of Directors.
The Board of Directors chooses between two operating methods for the Senior Management.
The Board resolution relative to the choice of operating method for the executive division shall be carried by the majority of directors present or represented. Shareholders and third parties shall be informed of this choice in accordance with the conditions established under current regulations.

2 - Senior Management
The Chief Executive Officer shall be a natural person selected from among the directors or elsewhere.
The duration of the managing director’s term of office is determined by the Board at the time of his/her appointment. However, where the managing director is a director, the duration of his/her term of office cannot exceed that of the director mandate.
Any person older than seventy years of age cannot be appointed as managing director. Where the managing director reaches this age limit, he/she shall be deemed as having duly resigned. A managing Director placed under administration shall also be deemed as having duly resigned.
The managing director may be removed by the Board of Directors at any time. Where the removal is decided without just cause, it may result in the payment of damages, save where the managing director holds the position of chairman of the Board of Directors.

The managing director is vested with the broadest of powers to act in all circumstances in the name of the Company. He shall exercise his powers within the limits of the corporate object and without prejudice to the powers that the law expressly assigns to the shareholders and to the Board of Directors.
He represents the Company in its relations with third parties. The Company is committed by the actions of the managing director including where not pertaining to the corporate object, save where it can prove that the third party knew that such action fell outside this object or that it could not be ignorant of such fact, given the circumstances, mere publication of the articles of incorporation not being sufficient to constitute such proof.
The Board of Directors may limit the powers of the Chief Executive Officer, but these limitations are not binding against third parties.

3 - Deputy Managing Director
Upon the proposal of the Chief Executive Officer that this position be assumed by the Chairman of the Board of Directors or by another person, the Board of Directors may appoint one or more natural persons assigned to assist the Chief Executive Officer, with the title of Deputy Managing Director.
The Board of Directors may choose the Deputy Managing Directors from among the directors or elsewhere and cannot appoint more than five (5) persons.
The age limit is set at seventy (70) years of age. Where a deputy managing director reaches this age limit, he/she shall be deemed as having duly resigned. A deputy managing director placed under administration is also be deemed as having duly resigned.
The deputy managing directors may be removed at any time by the Board of Directors, upon such proposal by the managing director. Where such removal is decided on without just cause, it may result in the payment of damages.
Where the Chief Executive Officer ceases or is unable to perform his/her duties, the Deputy Managing Directors shall retain, except where decided otherwise by the Board, their duties and powers until the appointment of a new Chief Executive Officer.
In accordance with the managing director, the Board of Directors shall determine the extent and duration of powers granted to the deputy managing directors. The deputy managing directors shall have, in relation to third parties, the same powers as the managing director.

ARTICLE 22. REMUNERATION OF DIRECTORS

1 - A general meeting may allocate to the directors, in remuneration for their activity a fixed annual sum, the amount of which shall be reported under operating expenses and shall be maintained until a decision is made to the contrary. Its distribution among the directors shall be determined by the Board of Directors.
2 - The Board of Directors shall determine the remuneration for the chairman of the Board of Directors, the managing director, and the deputy managing directors. This remuneration may be fixed and/or proportional.

ARTICLE 23. PLURALITY OF TERMS OF OFFICE

The limitation on the plurality of terms of office as director and Chief Executive Officer applies in accordance with the conditions and subject to the derogations established by law.

ARTICLE 24. REGULATED AGREEMENTS

All regulated agreements taking place, directly or through a third party, between the Company and one of its directors, its managing director, one of its deputy managing directors, one of its shareholders holding a portion of the voting rights greater than 10% or, where relating to a shareholder company, the company controlling it as defined under Article L. 233-3 of the Code of Commerce, must be submitted for the prior authorization of the Board of Directors.

The same is likewise applicable for agreements in which one of the persons outlined in the previous paragraph has an indirect interest, and for agreements taking place between the Company and another company, where the managing director, one of the deputy managing directors, or one of the Company's directors is the owner, shareholder with unlimited liability, manager, director, member of the supervisory board, or generally any director of this company.

The prior authorization of the Board of Directors shall be supported by reasons justifying the Company's interests in stipulating the agreement, and shall notably specify the financial conditions associated with this agreement.

Agreements stipulated and authorized during previous financial years, the fulfillment of which was continued into the last financial year, shall be examined each year by the Board of Directors and disclosed to the external auditors as established under the law.

The provisions of the preceding paragraphs shall not be applicable either to agreements relating to day-to-day operations stipulated under normal conditions or to agreements stipulated between two companies where one of these companies directly or indirectly holds the entirety of the other's capital, where applicable after deducting the minimum number of shares required to satisfy the requirements of Article 1832 of the Civil Code and Articles L. 22-10-2 and L. 226-1 of the Code of Commerce.

The report outlined under the last paragraph of Article L. 225-37 of the Code of Commerce mentions, save where these are agreements relating to day-to-day operations stipulated under normal conditions, agreements reached directly or through a third party and between, on one part one of the corporate officers or one of the shareholders holding a portion of voting rights greater than 10% of the Company's capital and, on the other part, another company controlled by the first one under article L.233-3.

ARTICLE 25 . STATUTORY AUDITORS

One or more statutory auditors shall be appointed in accordance with article L.823-1 of the Commercial code and shall perform their audit assignment in conformity with the law. Their permanent assignment, to the exclusion of any involvement in the Company’s management, is to review the Company’s books and financial figures and to verify the accuracy and fairness of the corporate financial statements.

SECTION IV
SHAREHOLDERS’ MEETINGS

ARTICLE 26. NATURE OF THE MEETINGS

Shareholder decisions shall be made in General Meetings.
Ordinary General Meetings are those that are called to make all decisions that do not modify the articles of incorporation.
Extraordinary General Meetings are those called to decide on or authorize direct or indirect modifications to the articles of incorporation.
The resolutions of General Meetings create an obligation on all shareholders, including those who are absent, dissenting, or incompetent.

ARTICLE 27. SUMMONSES AND MEETINGS OF THE GENERAL SHAREHOLDERS

All shareholders have the right to participate in General Meetings or to arrange for their representation in accordance with the conditions established by law.
General Meetings are called either by the Board of Directors or by the statutory auditors, or by a representative designated by the President of the Commercial Court in an interim ruling on the application of one or more shareholders constituting at least 5% of the capital or, in an emergency, on the application of the participative Management Committee.
Where the Company’s shares are admitted for trading on a regulated market or where all its shares are not nominal, it is required, at least thirty-five (35) days prior to any meeting, to publish in the French Bulletin des Annonces Légales Obligatoires (BALO) a meeting notice containing the information outlined in current regulations.
The summons to a General Meeting is made by a notice in a newspaper authorized to publish legal notices in the French département where the headquarters is located, and a notice, furthermore, in the Bulletin des Annonces Légales et Obligatoires (BALO).
Nevertheless, the notices outlined in the previous paragraph may be replaced by a summons made, at the Company’s expense, by simple or registered letter sent to each shareholder. This summons may likewise be sent by a means of electronic telecommunications implemented in accordance with regulatory conditions.
Meetings shall take place at the headquarters or at any other location indicated in the notice of summons.
General Meetings shall be composed of all the shareholders, whatever the number of shares they hold.
Participation in the General Meetings, in any form whatsoever, is subject to the registration or recording of shares in accordance with the conditions and timelines established under current regulations.
A shareholder may arrange for his/her representation at general meetings by any natural or legal person of his/her choice, in conformity with legal provisions. Shareholders who are legal persons shall participate in meetings through their legal representatives or through any representative designated to this end.
Shareholders may likewise vote remotely in accordance with the methods established by the law and regulations, sending their remote voting form either in paper format or, on the decision of the Board of Directors, by a means of telecommunications.

The Board of Directors has the right to decide, at the time a meeting is called, whether the shareholders may participate and vote in any meetings by video conference or any other means of telecommunications or electronic transmission (including via the internet), in accordance with the conditions established by the law and regulations applicable at the time of its utilization. This decision shall be communicated in the meeting notice and the notice of summons published in the Bulletin des annonces légales obligatoires (BALO).
Shareholders who use, to this end and within the required time lines, the electronic voting form offered on the web site arranged by the coordinator of the shareholders’ meeting shall be considered equivalent to the shareholders present or represented. The submission and signature of the electronic form may be directly performed on this site through any process approved by the Board of Directors and meeting the conditions defined under the paragraph two, sentence one, Article 1316-4 of the French Civil Code, i.e., the usage of a reliable identification process guaranteeing a link with the form, notably such as consists of an identifier and a password.

The proxy or vote, thus expressed prior to the shareholders' meeting by any means of telecommunications or electronic transmission, and the confirmation of receipt given therefor, shall be considered a submission irrevocable and binding on all parties, it being specified that, in the event of an assignment of shares taking place prior to the second (2nd) business day preceding the shareholders' meeting, local Paris time, the Company shall consequently invalidate or modify, as applicable, the proxy or vote expressed prior to the meeting by any means of telecommunications.

ARTICLE 28. AGENDA

The agenda for Meetings is provided by the person issuing the summons.
One or more shareholders, representing at least the portion of share capital required and acting in accordance with the conditions and timeframes established by law, have the right to request, by registered letter with acknowledgment of receipt or by electronic telecommunications, the inclusion of points or draft resolutions on a Meeting agenda.
The participative management committee may likewise request that draft resolutions be included on a Meeting agenda.
Shareholders’ meetings cannot deliberate on a matter that is not included on the agenda, which cannot be modified in the event of a second summons. Such meetings may nevertheless, in all circumstances, remove one or more members of the Board of Directors and proceed with their replacement.

ARTICLE 29. HOLDING OF MEETINGS - CHAIR COMMITTEE - MINUTES

Meetings shall be presided over by the chairman of the Board of Directors or, in his absence, by a deputy chairman or by a director specially deputy to this end by the Board. Failing this, the shareholders’ meeting shall itself designate a meeting chairman.
In the event of a summons by a statutory auditor or by an agent appointed by the court, the Meeting shall be presided over by the person issuing the summons.
The two shareholders, present and accepting such duties, representing, both for themselves and as representatives, the largest number of votes shall act as scrutineers and vote counters.
The committee thus established shall designate a secretary, who may be taken from outside the members of the Meeting.
An attendance sheet shall be kept, in accordance with the conditions established by law.
Deliberations and resolutions of the General Meetings are recorded in minutes signed by the committee members and kept in a special register, in accordance with the law. Copies and extracts of these minutes shall be validly certified in accordance with the conditions established by law.

ARTICLE 30. QUORUM - VOTE

General Meetings, whether they are ordinary, extraordinary, or mixed, shall deliberate in accordance with the conditions for a quorum and majority as established in the provisions governing them, and shall exercise the powers assigned to them by the law.
The voting right attached to capital or dividend shares is proportional to the portion of capital that they represent. Each share gives the right to one vote.

A double voting right is nevertheless assigned, in accordance with legal conditions, to all shares fully paid up for which evidence is provided of nominal registration for at least two years in the name of the same shareholder, or in the name of a person holding such rights following a succession, a sharing of the community of property between spouses, or an inter vivos gift granted by a shareholder to his/her spouse or to a relative in the direct line of succession, or following a transfer resulting from a merger or a division of a shareholder company.

In the event of a capital increase through the incorporation of reserves, income, or issue premiums, the double voting right is granted, upon their issue, to nominal shares assigned free of charge to replace the previous shares already receiving such benefit.
The double voting right shall be duly withdrawn from any share having been converted to a bearer share or been subject to a transfer of ownership, except where this transfer results from a succession, a sharing of the community of property between spouses, or an inter vivos gift granted by a shareholder to his/her spouse or to a relative in the direct line of succession, or following a transfer resulting from a merger or a division of a shareholder company.

SECTION V
CORPORATE FINANCIAL YEAR - CORPORATE FINANCIAL STATEMENTS -
ALLOCATION AND DISTRIBUTION OF PROFITS

ARTICLE 31. CORPORATE FINANCIAL YEAR

The corporate financial year is defined under Article 5.

ARTICLE 32. INVENTORY - ANNUAL FINANCIAL STATEMENTS - STATEMENT OF FINANCIAL POSITION

Regular accounts of Company operations shall be kept, in conformity with the law and commercial practices.
At the end of each financial year, the Board of Directors shall conduct an inventory of all the assets and liabilities. It shall also prepare the annual financial statements in conformity with the provisions of Part II, Book 1 of the Commercial Code.
It shall attach to the statement of financial position a statement of sureties, endorsements, and guarantees given by the Company and a statement of collateral pledged by it.
It shall prepare an annual report containing the information required by law.
The annual report shall include, where applicable, the Group’s annual report where the Company must prepare and publish consolidated financial statements as required law.
Where applicable, the Board of Directors shall prepare accounting estimates as required by the law and regulations.
All these documents shall be provided to the auditor in accordance with legal and regulatory conditions.

ARTICLE 33. ALLOCATION AND DISTRIBUTION OF PROFITS

Amounts required by law for allocation to reserves shall be firstly withdrawn on the profits of each financial year, where applicable, decreased by prior losses.
As such, 5% of profits shall be allocated to establish the legal reserve; this allocation is no longer obligatory when this fund reaches ten percent of the capital stock; it shall resume its obligatory status where, for any reason, the legal reserve falls below this proportion.
The distributable profits are composed of the annual profits, less any prior losses and amounts allocated to reserves in application of the law or articles of incorporation, and increased by any profits carried forward.
From these profits, general meetings shall determine the portion assignable to shareholders in the form of a dividend, and may allocate any amounts such as it sees fit, to any funds whether optional, ordinary, or extraordinary, or to be carried forward.
However, in the event of a reduction in the capital, no distribution may be made to shareholders where the shareholders’ equity is or becomes, following such capital reduction, lower than the amount of the capital, increased by any reserves for which the law and the articles of incorporation prohibit distribution.

General meetings may decide on the distribution of amounts withdrawn from optional reserves, either to provide or to supplement a dividend, or by way of an exceptional distribution; in this case, the meeting’s decision shall expressly indicate the reserve items from which such withdrawal shall be made. However, dividends shall be given priority distribution over any distributable profits from the financial year.
Where existing and upon approval of the financial statements by the general meeting, losses shall be recorded in a special account to be offset by any profits in future financial years, until such losses have been completely discharged.

ARTICLE 34. PAYMENT OF DIVIDENDS

For all or part of a regularly distributed dividend or interim dividends, general meetings may grant shareholders an option between payment in cash or in shares, in accordance with legal conditions.
The methods for payment of dividends in cash shall be set by the general meeting or, failing this, by the Board of Directors.

ARTICLE 35. SHAREHOLDERS’ EQUITY AT LESS THAN HALF THE CAPITAL STOCK

Where, due to losses identified in the accounting documents, the shareholders’ equity in the Company falls below half the capital stock, the Board of Directors is required, within four months following approval of the financial statements showing these losses, to call an extraordinary general meeting for the purpose of deciding whether early dissolution of the Company should take place.

Where dissolution is not decided on, the Company is required, at the latest by the end of the second financial year following that in which identification of the losses took place and subject to the provisions of Article L. 224-2 of the Commercial Code, to reduce its capital by an amount at least equal to that of the losses that could not be allocated to the reserves where, within this period, the shareholders’ equity has not been reestablished up to a value at least equal to half of the capital stock. In the event of non-fulfillment of these requirements, any interested party may seek dissolution of the Company through legal measures. However, the courts may not hand down a dissolution decision where, at the date on which the courts rule on the basis of substance, the situation has been regularized.

SECTION VI
DISSOLUTION - DISPUTES

ARTICLE 36. DISSOLUTION

Upon expiry of the Company’s established duration or in the event of early dissolution, a general meeting shall decide on the liquidation methods and appoint one or more liquidators, whose powers it shall determine, and who shall perform their duties in compliance with the law.

ARTICLE 37. DISPUTES

All disputes such as may arise within the duration of the Company or after its dissolution during liquidation operations, either between the shareholders and the Company’s management and control bodies, or between the shareholders themselves, relative to business affairs or to the fulfillment of provisions of the articles of incorporation shall be decided on in conformity with the law and submitted to the jurisdiction of the competent courts.